UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: April 21, 2015		Signed: /s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: April 21, 2015		Signed: /s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: April 21, 2015

CP reports record Q1 2015 OR of 63.2 percent and earnings per share of C$1.92

Q1 adjusted earnings per share climb to $2.26

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced the lowest first-quarter operating ratio in the company’s history and the highest-ever net income for the period.

Revenues climbed 10 percent to a first-quarter record of $1.67 billion. Net income rose to an all-time quarterly high of $320 million, or $1.92 per diluted share, an improvement of 33 percent. Adjusted earnings per share improved 59 percent to $2.26.

“CP’s success in the first quarter of the year is the result of hard work by its people and a business model that responds nimbly to any shift in economic conditions,” said E. Hunter Harrison, CP’s Chief Executive Officer. “CP’s relentless focus on rail safety and cost control has created a solid foundation for growth, innovation and creative collaboration with customers.”

FIRST-QUARTER 2015 HIGHLIGHTS

•	Revenue climbed 10 percent to $1.67 billion

•	OR fell to a first-quarter record 63.2 percent, an 880-basis-point improvement

•	Adjusted earnings per share advanced 59 percent to $2.26

“The diversity of the business and efficiency of CP’s network and team has the company well positioned for the rest of the year,” Harrison said. “Amid persistent uncertainty in the pace of the North American economic recovery, CP continues to demonstrate the ability to recognize and capitalize on new business opportunities and operational efficiencies.”

“We are confident in our plan and our people, and are committed to achieving our goals for 2015,” Harrison said.

Non-GAAP Measures

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see the attached supplementary schedule Non-GAAP Measures.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, including our 2015 full-year guidance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the key assumptions identified above; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended March 31
	2015	2014
Revenues
Freight	$1,630	$1,474
Non-freight	35	35

Total revenues	1,665	1,509

Operating expenses
Compensation and benefits	378	345
Fuel	195	271
Materials	52	52
Equipment rents	42	41
Depreciation and amortization	146	141
Purchased services and other (Note 4)	240	236

Total operating expenses	1,053	1,086

Operating income	612	423
Less:
Other income and charges (Note 13)	73	—
Net interest expense	85	70

Income before income tax expense	454	353
Income tax expense (Note 5)	134	99

Net income	$320	$254

Earnings per share (Note 6)
Basic earnings per share	$1.94	$1.45
Diluted earnings per share	$1.92	$1.44
Weighted-average number of shares (millions) (Note 6)
Basic	164.9	175.5
Diluted	166.3	177.0
Dividends declared per share	$0.3500	$0.3500

Certain of the comparative figures have been reclassified in order to be consistent with the 2015 presentation. (Note 15)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2015	2014
Net income	$320	$254
Net loss on foreign currency translation adjustments, net of hedging activities	(37)	—
Change in derivatives designated as cash flow hedges	(69)	(1)
Change in pension and post-retirement defined benefit plans	72	31

Other comprehensive (loss) income before income tax recovery	(34)	30
Income tax recovery	46	8

Other comprehensive income (Note 3)	12	38

Comprehensive income	$332	$292

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT

(in millions of Canadian dollars)

(unaudited)

	March 31 2015	December 31 2014
Assets
Current assets
Cash and cash equivalents	$184	$226
Accounts receivable, net	776	702
Materials and supplies	171	177
Deferred income taxes	76	56
Other current assets	67	116

	1,274	1,277
Investments	125	112
Properties	14,933	14,438
Assets held for sale (Note 7)	200	182
Goodwill and intangible assets	192	176
Pension asset (Note 12)	385	304
Other assets (Note 4)	140	151

Total assets	$17,249	$16,640

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,280	$1,277
Long-term debt maturing within one year	91	134

	1,371	1,411
Pension and other benefit liabilities (Note 12)	760	755
Other long-term liabilities	437	432
Long-term debt (Note 9)	6,358	5,659
Deferred income taxes	2,905	2,773

Total liabilities	11,831	11,030
Shareholders’ equity
Share capital (Note 8)	2,177	2,185
Additional paid-in capital	38	36
Accumulated other comprehensive loss (Note 3)	(2,207)	(2,219)
Retained earnings	5,410	5,608

	5,418	5,610

Total liabilities and shareholders’ equity	$17,249	$16,640

Contingencies (Note 14)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2015	2014
Operating activities
Net income	$320	$254
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	146	141
Deferred income taxes (Note 5)	32	89
Pension funding in excess of expense (Note 12)	(10)	(32)
Other operating activities, net	23	17
Change in non-cash working capital balances related to operations	44	(182)

Cash provided by operating activities	555	287

Investing activities
Additions to properties	(263)	(224)
Proceeds from sale of properties and other assets (Note 4)	52	5
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	2
Other (Note 4)	20	—

Cash used in investing activities	(191)	(217)

Financing activities
Dividends paid	(58)	(61)
Issuance of CP common shares	16	14
Purchase of CP common shares (Note 8)	(529)	(85)
Net repayment of commercial paper (Note 9)	(593)	—
Issuance of long-term debt, excluding commercial paper (Note 9)	810	—
Repayment of long-term debt, excluding commercial paper	(58)	(143)

Cash used in financing activities	(412)	(275)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	6	8

Cash position
Decrease in cash and cash equivalents	(42)	(197)
Cash and cash equivalents at beginning of period	226	476

Cash and cash equivalents at end of period	$184	$279

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(3)	$9
Interest paid	$67	$72

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2015	166.1	$2,185	$36	$(2,219)	$5,608	$5,610
Net income	—	—	—	—	320	320
Other comprehensive income (Note 3)	—	—	—	12	—	12
Dividends declared	—	—	—	—	(57)	(57)
Effect of stock-based compensation expense	—	—	6	—	—	6
CP common shares repurchased (Note 8)	(2.3)	(29)	—	—	(461)	(490)
Shares issued under stock option plans	0.2	21	(4)	—	—	17

Balance at March 31, 2015	164.0	$2,177	$38	$(2,207)	$5,410	$5,418

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	254	254
Other comprehensive income (Note 3)	—	—	—	38	—	38
Dividends declared	—	—	—	—	(61)	(61)
Effect of stock-based compensation expense	—	—	6	—	—	6
CP common shares repurchased (Note 8)	(0.6)	(7)	—	—	(80)	(87)
Shares issued under stock option plans	0.3	20	(4)	—	—	16

Balance at March 31, 2014	175.1	$2,253	$36	$(1,465)	$6,439	$7,263

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2014 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2014 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Future accounting changes

Amendments to the Consolidation Analysis

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, Amendments to the Consolidation Analysis under FASB Accounting Standards Codification (“ASC”) Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Simplifying the presentation of debt issuance costs

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB ASC Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The Company will include appropriate disclosures related to debt issuance costs in accordance with ASU 2015-03 when it adopts the provisions of this ASU.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

	For the three months ended March 31
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)
January 1, 2015	$115	$(52)	$(2,282)	$(2,219)
Other comprehensive income (loss) before reclassifications	10	(52)	5	(37)
Amounts reclassified from accumulated other comprehensive loss	—	1	48	49

Net current-period other comprehensive income (loss)	10	(51)	53	12

March 31, 2015	$125	$(103)	$(2,229)	$(2,207)

January 1, 2014	$105	$(15)	$(1,593)	$(1,503)
Other comprehensive income before reclassifications	17	10	—	27
Amounts reclassified from accumulated other comprehensive loss	—	(11)	22	11

Net current-period other comprehensive income (loss)	17	(1)	22	38

March 31, 2014	$122	$(16)	$(1,571)	$(1,465)

(1) Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	For the three months ended March 31
	2015	2014
Amortization of prior service costs(a)	$(1)	$(17)
Recognition of net actuarial loss(a)	67	48

Total before income tax	66	31
Income tax recovery	(18)	(9)

Net of income tax	$48	$22

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

4	Gain on settlement of legal proceedings related to the purchase and sale of a building

In 2013, CP provided an interest free loan pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

4	Gain on settlement of legal proceedings related to the purchase and sale of a building (continued)

loan of $20 million and the purchase option with a carrying value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. CP received $59 million for the sale of the building which included repayment of the aforementioned loan to the judicial trustee. A gain of $31 million ($27 million after tax) was recorded as a credit within “Operating expenses”.

5	Income taxes

(in millions of Canadian dollars)	For the three months ended March 31
	2015	2014
Current income tax expense	$102	$10
Deferred income tax expense	32	89

Income tax expense	$134	$99

The estimated 2015 annual effective tax rate for the first quarter, excluding the discrete item (foreign exchange loss on long-term debt included in “Other income and charges”), is 27.5%, compared to the estimate of 28% for the same period in 2014.

The effective tax rate in the first quarter, including discrete item, is 29.5%.

This higher rate in the quarter compared to the estimated 2015 annual effective tax rate was the result of tax recoveries of $8 million related to the foreign exchange loss on long-term debt of $64 million which was taxed at a significantly lower rate than the estimated 2015 annual effective tax rate of 27.5%.

6	Earnings per share

At March 31, 2015, the number of shares outstanding was 164.0 million (March 31, 2014 – 175.1 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2015	2014
Weighted-average basic shares outstanding	164.9	175.5
Dilutive effect of stock options	1.4	1.5

Weighted-average diluted shares outstanding	166.3	177.0

For the three months ended March 31, 2015, 195,971 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2014 – 122,017 options).

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

7	Assets held for sale

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York. The assets expected to be sold to NS, for proceeds of approximately U.S. $215 million subject to closing adjustments, have been classified as “Assets held for sale” on the Company’s Consolidated Balance Sheets at March 31, 2015 and December 31, 2014. The sale, which is subject to regulatory approval by the U.S. Surface Transportation Board, is expected to close later in 2015.

8	Shareholders’ equity

In February of 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding common shares. During September of 2014, the Company announced the amendment of the bid to increase the maximum number of its common shares that may be purchased from 5.3 million to 12.7 million of its outstanding common shares. Under the filing, share purchases could be made during the twelve month period that began March 17, 2014. The Company completed the purchase of the bid prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of the NCIB, commencing March 18, 2015 to March 17, 2016, to purchase up to 9.14 million of its outstanding Common shares for cancellation.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

	For the three months end March 31
	2015	2014
Number of common shares repurchased	2,174,788	567,750
Weighted-average price per share(1)	$225.12	$154.07
Amount of repurchase (in millions)(1)	$490	$87

(1)	Includes brokerage fees.

9	Debt

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN$63 million) cash (see Note 10). This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at March 31, 2015, the Company had total commercial paper borrowings of U.S. $200 million (CDN $254 million), presented in “Long-term debt” on the Interim Consolidated Balance Sheets (December 31, 2014 - U.S. $675 million (CDN $783 million)) as the Company has the intent and the ability to renew these borrowings on a long-term basis. The weighted-average interest rate on these borrowings was 0.60% (December 31, 2014 - 0.44%).

The Company presents issuances and repayments of commercial paper in the Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

10	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange (“FX”) and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $7,756 million at March 31, 2015 (December 31, 2014 – $6,939 million) and a carrying value of $6,449 million (December 31, 2014 – $5,793 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three months ended March 31, 2015 was an unrealized FX loss of $356 million (three months ended March 31, 2014 – $131 million). There was no ineffectiveness during the three months ended March 31, 2015 and March 31, 2014.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

10	Financial instruments (continued)

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the three months ended March 31, 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in first quarter of 2015. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%. The fair value of these derivative instruments was a loss of U.S. $50 million at the time of the settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in “Accumulated other comprehensive loss”, and is amortized to “Net interest expense” until the underlying notes, which were hedged, are repaid. At March 31, 2015, a loss of $1 million related to these previously settled derivatives has been reclassified to “Net interest expense” and the Company expects that during the next 12 months, $6 million of losses will be reclassified to “Net interest expense”. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as “Net interest expense”.

As at March 31, 2015, the unrealized loss of $56 million derived from the remaining forward starting swaps was included in “Other long-term liabilities” with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statement of Comprehensive Income.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”.

At March 31, 2015, a negligible realized gain was reclassified from “Accumulated other comprehensive loss” to “Net interest expense” related to the settled derivatives. The unrealized insignificant loss from the remaining derivatives was recorded in “Other current assets” on the Interim Consolidated Balance Sheets with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statements of Comprehensive Income.

At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Consolidated Balance Sheets, was not significant. The offset was reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

11	Stock-based compensation

At March 31, 2015, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2015 of $29 million (three months ended March 31, 2014 – $22 million).

Regular options

In the first three months of 2015, under CP’s stock option plans, the Company issued 280,315 regular options at the weighted average price of $218.69 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 12 months and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was approximately $14 million. The weighted average fair value assumptions were approximately:

For the three months ended March, 31 2015
Grant price	$218.69
Expected option life (years)(1)	5.25
Risk-free interest rate(2)	1.10%
Expected stock price volatility(3)	26.06%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.4%
Weighted-average grant date fair value per regular options granted during the period	$50.13

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the three months ended March 31, 2015, the Company issued 127,825 PSUs with a grant date fair value of approximately $27 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, utilizing a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the three months ended March 31, 2015, the Company granted 12,563 DSUs with a grant date fair value of approximately $3 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

12	Pensions and other benefits

In the three months ended March 31, 2015, the Company made contributions of $21 million (three months ended March 31, 2014 - $19 million) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

12	Pensions and other benefits (continued)

	For the three months ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$32	$27	$3	$3
Interest cost on benefit obligation	115	119	5	6
Expected return on fund assets	(201)	(189)	—	—
Recognized net actuarial loss	66	47	1	1
Amortization of prior service costs	(1)	(17)	—	—

Net periodic benefit cost (recovery)	$11	$(13)	$9	$10

13	Other income and charges

	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014
Foreign exchange loss on long-term debt	$64	$—
Other foreign exchange losses (gains)	6	(3)
Other	3	3

Total other income and charges	$73	$—

14	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2015 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. The Superior Court of Quebec is expected to release its judgment on the authorization of the class action shortly.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

14	Contingencies (continued)

been accused of failing to ensure that World Fuel or Irving properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. CP intends to move to withdraw the bankruptcy court reference and will thereafter seek to have the claim against CP dismissed as federally preempted.

On March 31, 2015, the Canadian Monitor in the MM&A bankruptcy filed a Plan of Arrangement under the Companies’ Creditors Arrangement Act (“CCAA”) whereby the Monitor seeks court approval of the Plan. If accepted by MM&A’s creditors and approved by the court, the Plan would provide for the distribution of a fund of approximately $293 million amongst those who claim loss or damage as a result of the derailment and would release those parties which contributed to the fund from any further liability. CP has not contributed to the Fund and objects to the release of parties which were responsible for the derailment. The Canadian Monitor has announced that it will seek Court approval of the Plan in mid-June 2015, or perhaps later in the year.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

Environmental liabilities

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to an amount and timing of costs can be established, cover site-specific remediation programs.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three months ended March 31, 2015 was $3 million (three months ended March 31, 2014 – $1 million). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2015 was $99 million (December 31, 2014 – $ 91 million). Payments are expected to be made over 10 years to 2025.

15	Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses”, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the three months ended March 31, 2014 is noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

15	Reclassification of comparative figures (continued)

(in millions of Canadian dollars)	Compensation and benefits	Material	Purchased services and other
For the three months ended March 31, 2014
As previously reported	$355	$89	$189
(Decrease) increase	(10)	(37)	47

As reclassified	$345	$52	$236

Summary of Rail Data

	First Quarter
Financial (millions, except per share data)	2015	2014	Change	%
Revenues
Freight revenues	$1,630	$1,474	$156	11
Non-freight revenues	35	35	—	—

Total revenues	1,665	1,509	156	10

Operating expenses
Compensation and benefits(1)	378	345	33	10
Fuel	195	271	(76)	(28)
Materials(1)	52	52	—	—
Equipment rents	42	41	1	2
Depreciation and amortization	146	141	5	4
Purchased services and other (1)	240	236	4	2

Total operating expenses	1,053	1,086	(33)	(3)

Operating income	612	423	189	45
Less:
Other income and charges	73	—	73	—
Net interest expense	85	70	15	21

Income before income tax expense	454	353	101	29
Income tax expense	134	99	35	35

Net income	$320	$254	$66	26

Operating ratio (%)	63.2	72.0	(8.8)	(880	)bps
Basic earnings per share	$1.94	$1.45	$0.49	34

Diluted earnings per share	$1.92	$1.44	$0.48	33

Shares Outstanding
Weighted average number of shares outstanding (millions)	164.9	175.5	(10.6)	(6)
Weighted average number of diluted shares outstanding (millions)	166.3	177.0	(10.7)	(6)
Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	0.81	0.92	(0.11)	(12)
Average foreign exchange rate (Canadian$/US$)	1.24	1.09	0.15	14

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Summary of Rail Data (Page 2)

	First Quarter
	2015	2014	Change	%
Commodity Data
Freight Revenues (millions)
- Canadian Grain	$256	$221	$35	16
- U.S. Grain	137	106	31	29
- Coal	160	148	12	8
- Potash	93	80	13	16
- Fertilizers and sulphur	71	54	17	31
- Forest products	57	48	9	19
- Chemicals and plastics	178	147	31	21
- Crude	98	104	(6)	(6)
- Metals, minerals, and consumer products	159	161	(2)	(1)
- Automotive	82	88	(6)	(7)
- Domestic intermodal	194	177	17	10
- International intermodal	145	140	5	4

Total Freight Revenues	$1,630	$1,474	$156	11

Millions of Revenue Ton-Miles (RTM)
- Canadian Grain	6,405	5,846	559	10
- U.S. Grain	2,944	2,539	405	16
- Coal	5,704	5,441	263	5
- Potash	3,675	3,293	382	12
- Fertilizers and sulphur	1,115	1,074	41	4
- Forest products	1,019	920	99	11
- Chemicals and plastics	3,570	3,206	364	11
- Crude	3,032	3,358	(326)	(10)
- Metals, minerals, and consumer products	2,283	2,713	(430)	(16)
- Automotive	419	514	(95)	(18)
- Domestic intermodal	3,024	2,634	390	15
- International intermodal	2,873	2,837	36	1

Total RTMs	36,063	34,375	1,688	5

Freight Revenue per RTM (cents)
- Canadian Grain	3.99	3.78	0.21	6
- U.S. Grain	4.66	4.16	0.50	12
- Coal	2.80	2.72	0.08	3
- Potash	2.54	2.41	0.13	5
- Fertilizers and sulphur	6.40	4.98	1.42	29
- Forest products	5.64	5.18	0.46	9
- Chemicals and plastics	4.99	4.57	0.42	9
- Crude	3.24	3.10	0.14	5
- Metals, minerals, and consumer products	6.94	5.95	0.99	17
- Automotive	19.49	17.23	2.26	13
- Domestic intermodal	6.43	6.73	(0.30)	(4)
- International intermodal	5.03	4.92	0.11	2
Total Freight Revenue per RTM	4.52	4.29	0.23	5

Summary of Rail Data (Page 3)

	First Quarter
	2015	2014	Change	%
Carloads (thousands)
- Canadian Grain	61	62	(1)	(2)
- U.S. Grain	40	39	1	3
- Coal	82	78	4	5
- Potash	31	28	3	11
- Fertilizers and sulphur	17	15	2	13
- Forest products	15	14	1	7
- Chemicals and plastics	51	45	6	13
- Crude	22	24	(2)	(8)
- Metals, minerals, and consumer products	55	56	(1)	(2)
- Automotive	30	30	—	—
- Domestic intermodal	103	97	6	6
- International intermodal	135	130	5	4

Total Carloads	642	618	24	4

Freight Revenue per Carload
- Canadian Grain	$4,214	$3,570	$644	18
- U.S. Grain	3,408	2,710	698	26
- Coal	1,939	1,897	42	2
- Potash	3,028	2,902	126	4
- Fertilizers and sulphur	4,268	3,533	735	21
- Forest products	3,857	3,400	457	13
- Chemicals and plastics	3,500	3,244	256	8
- Crude	4,500	4,375	125	3
- Metals, minerals, and consumer products	2,878	2,869	9	—
- Automotive	2,692	2,913	(221)	(8)
- Domestic intermodal	1,894	1,827	67	4
- International intermodal	1,070	1,073	(3)	—
Total Freight Revenue per Carload	$2,541	$2,385	$156	7

Summary of Rail Data (Page 4)

	First Quarter
	2015	2014 (1)	Change	%
Operations Performance
Freight gross ton-miles (millions)	65,185	62,097	3,088	5
Revenue ton-miles (millions)	36,063	34,375	1,688	5
Train miles (thousands)	8,484	8,770	(286)	(3)
Average train weight - excluding local traffic (tons)	8,193	7,625	568	7
Average train length - excluding local traffic (feet)	6,776	6,277	499	8
Average terminal dwell (hours)	8.9	10.3	(1.4)	(14)
Average train speed (mph)	19.7	16.1	3.6	22
Fuel efficiency(2)	1.05	1.11	(0.06)	(5)
U.S. gallons of locomotive fuel consumed (millions)(3)	67.9	68.3	(0.4)	(1)
Average fuel price (U.S. dollars per U.S. gallon)	2.35	3.63	(1.28)	(35)
Total employees (average)(4)	14,088	14,246	(158)	(1)
Total employees (end of period)(4)	14,096	14,446	(350)	(2)
Workforce (end of period)(5)	14,342	14,774	(432)	(3)
Safety
FRA personal injuries per 200,000 employee-hours	2.03	1.60	0.43	27
FRA train accidents per million train-miles	1.48	1.12	0.36	32

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Includes gallons of fuel consumed in freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

Non-GAAP Measures - Unaudited

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude significant items that are not among the Company’s normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, also referred to as Adjusted earnings, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities.

Items that impacted reported first-quarter 2015 and 2014 earnings include:

2015:

•	a $64 million charge ($55 million after-tax) due to foreign exchange translation on U.S dollar-denominated debt issued primarily to facilitate the share repurchase program which unfavourably impacted Diluted EPS by 34 cents

2014:

•	a $4 million recovery ($3 million after-tax) for experience gains from the Company’s 2012 labour restructuring initiative which favourably impacted Diluted EPS by 2 cents

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Adjusted earnings and Adjusted EPS to Net income and Diluted earnings per share, respectively.

Income	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014
Income, excluding significant items	$375	$251

Add significant items, net of tax:
Labour restructuring	—	3
Impact of foreign exchange translation on U.S. dollar-denominated debt	(55)	—

Net income as reported	$320	$254

Diluted earnings per share	For the three months ended March 31
	2015	2014
Diluted earnings per share, excluding significant items	$2.26	$1.42
Add significant items:
Labour restructuring	—	0.02
Impact of foreign exchange translation on U.S. dollar-denominated debt	(0.34)	—

Diluted earnings per share as reported	$1.92	$1.44

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from foreign exchange (“FX”) fluctuations.

Reconciliation of Free Cash

(Reconciliation of free cash to GAAP cash position)(1)	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014
Cash provided by operating activities	$555	$287
Cash used in investing activities	(191)	(217)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(2)
Dividends paid	(58)	(61)
Effect of foreign exchange fluctuations on U.S dollar-denominated cash and cash equivalents	6	8

Free cash (1)	312	15
Cash used in financing activities, excluding dividend payment (1)	(354)	(214)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	2

Decrease in cash and cash equivalents, as shown on the
Interim Consolidated Statements of Cash Flows	(42)	(197)
Cash and cash equivalents at beginning of period	226	476

Cash and cash equivalents at end of period	$184	$279

(1)	Free cash and Cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

Foreign exchange adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at a constant currency are obtained by translating the previous period results in U.S. dollars at the foreign exchange rate of the comparable period of the current year. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014	Variance due to FX	Adjusted 2014 (1)	FX Adj. %(1)
Freight revenues	$1,630	$1,474	$102	$1,576	3%
Non-freight revenues	35	35	1	36	(3%)

Total revenues	1,665	1,509	103	1,612	3%
Total operating
expenses	1,053	1,086	66	1,152	(9%)

Operating income	$612	$423	$37	$460	33%

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.